                                                                   EXHIBIT l(e)

November 15, 1999

Board of Directors
AIM Variable Insurance Funds, Inc.
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173

Re:      Initial Capital Investment in the New Portfolio of
         AIM Variable Insurance Funds, Inc. (the "Fund")

Gentlemen:

We are purchasing shares of the Fund for the purpose of providing initial investment for the new investment portfolio of the Fund, the AIM V.I. Dent Demographic Trends Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

1. We hereby agree to purchase shares equal to $1,000,000.00 of the AIM V.I. Dent Demographic Trends Fund.

2. We understand that the initial net asset value per share for the Fund above will be $10.00.

3. We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase of the Fund.

4. We hereby agree to provide the Fund with at least 3 days' advance notice of any intended redemption and agree that we will work with the Fund with respect to the amount of such redemption so as not to place a burden on the Fund and to facilitate normal portfolio management of the Fund.

Sincerely yours,

A I M ADVISORS, INC.



By:
   ----------------------------